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                             February 10, 2022

       Yin-Chieh Cheng
       President and Chief Executive Officer
       Nocera, Inc.
       3F (Building B), No. 185, Sec. 1, Datong Rd.,
       Xizhi Dist., New Taipei City
       221, Taiwan

                                                        Re: Nocera, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted January
25, 2022
                                                            CIK No. 0001756180

       Dear Mr. Cheng:

              We have limited our review of your draft registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1 filed January 25, 2022

       Cover Page

   1. Please disclose whether your auditor is subject to the determinations announced by the
                                                        PCAOB on December 16,
2021 and whether and how the Holding Foreign Companies
                                                        Accountable Act and
related regulations will affect your company. Your prospectus summary should address,
but not necessarily be limited to, the risks highlighted on the prospectus cover page.
       Prospectus Summary, page 4

   2. Disclose that trading in your securities may be prohibited under the Holding Foreign
 Yin-Chieh Cheng
Nocera, Inc.
February 10, 2022
Page 2
         Companies Accountable Act if the PCAOB determines that it cannot inspect or investigate completely your auditor, and that as a result an exchange may determine to delist your securities. Disclose whether your auditor is subject to the determinations announced by the PCAOB on December 16, 2021.
3. You state on page 4 that in October 2020, you "divested [your] operations in China and moved all of [your] technology and back-office operations to Taiwan." You also state on pages F-8 to F-9 that you created a VIE structure for XFC because "the China and Taiwan
         (R.O.C.) operating company may in the future engage in business that may require special licenses in China and which can be an industry that prohibits foreign investment." Please clearly disclose here whether you have any current operations located in China or Hong
         Kong, or whether your current operations are wholly focused on Taiwan and other countries. If you have any current operations in China or Hong Kong, please revise as appropriate to clearly disclose them. Please also briefly explain here, and where appropriate in the Business section, the businesses of Grand Smooth Inc. Limited and Guizhou Grand Smooth Technology Ltd.
4. Your disclosures in your Notes 13 in your financial statements indicate an intention to continue conducting business in mainland China. You also state on page 4 that you divested your Chinese operations in October 2020. Please reconcile your disclosures and describe any current plans to further expand your business in China.
Risk Factors, page 13

5. We note your disclosures regarding the concentration of your customer revenue, such as your disclosure on page F-37 that four customers represented 99% of your total revenue for the nine months ended September 30, 2021, and 100% of your revenue for the prior nine-month period. Please add a risk factor to discuss this concentration of revenue
         (including by reference to the specific percentages), identify by name the customer that represents more than 52% of your revenues for the nine months ended September 30,
         2021, and to the extent the customer is located in mainland China or Hong Kong, disclose this fact.
Risk Factors, page 14

6. Please add a risk factor to discuss the Holding Foreign Companies Accountable Act, and disclose that the United States Senate has passed the Accelerating Holding Foreign
       Companies Accountable Act, which, if enacted, would decrease the number
of    non-
       inspection years    from three years to two years, and thus, would
reduce the time before
       your securities may be prohibited from trading or delisted. Update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to
FirstName LastNameYin-Chieh Cheng
       the HFCAA, the PCAOB has issued its report notifying the Commission of its
Comapany    NameNocera,
       determination   that Inc.
                             it is unable to inspect or investigate completely
accounting firms
       headquartered
February  10, 2022 Page in mainland
                           2          China or Hong Kong.
FirstName LastName
 Yin-Chieh Cheng
FirstName
Nocera, Inc.LastNameYin-Chieh Cheng
Comapany10,
February    NameNocera,
              2022      Inc.
February
Page 3 10, 2022 Page 3
FirstName LastName
Business
VIE Agreements with XFC, page 48

7. We note your reference that the VIE structure for XFC was used because of a potential need for special licenses. Please expand your disclosure to specify if Xin Feng
         Construction Co., Ltd currently requires, or currently plans to obtain, any licenses to engage in business in mainland China or Hong Kong. Please include a corresponding risk factor explaining any material risks that could arise from failing to procure these licenses, or explain why it is not needed. Please also explain why a VIE structure is beneficial for obtaining such licenses.
       Please contact Tyler Howes at 202-551-3370 or Dorrie Yale at 202-551-8776 with any questions.



                                                               Sincerely,

                                                               Division of
Corporation Finance
                                                               Office of Life
Sciences
cc:      Philip Magri, Esq.